

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 6, 2017

Mardel A. Graffy
Secretary and Chief Financial Officer
Rubicon Technology, Inc.
900 East Green Street
Bensenville, Illinois  60106

      **Re:**    **Rubicon Technology, Inc.**
              **PREC14A preliminary proxy statement filing made on March 30, 2017 by**
              **Rubicon Technology, Inc.**
              **File No. 001-38834**

Dear Ms. Graffy,

      We have reviewed the above-captioned filing, and have the following comments.  Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information.  If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

      After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1.  Please clearly mark the proxy statement, as distinguished from the Notice of Annual Meeting of Stockholders, as preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.  The Notice, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g).  Refer to Rules 14a-3(a) and Rule 14a-101.

Proposal 1:  Declassification of Board of Directors

2.  We were unable to locate the disclosures contemplated by Instruction 1 of Item 19 of Schedule 14A regarding the treatment of vacancies that arise during the year.  In addition, it is unclear whether the disclosures suggested in Exchange Act Release 15230 (October 13, 1978) have been included as anticipated by Instruction 2.  Please advise us, with a view toward revised disclosure, what consideration has been given to the application of these two instructions to Item 19 of Schedule 14A.

Proposal 2:  Reverse Stock Split

3.  We note the assertion that the proposed Reverse Stock Split will not affect the registration of the registrant's common stock under the Exchange Act.  Please provide us with the factual and legal basis upon which the registrant relied to reach this conclusion.  In addition, please advise us why the registrant has ostensibly concluded that this action, if undertaken, would not be viewed as the first step in a Rule 13e-3 transaction as defined in Rule 13e-3(a)(3).

Summary Compensation Table, page 28

4.  Item 8, and corresponding Item 402(c) of Regulation S-K, together require disclosure concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years.  The table does not provide data entries for the last three completed fiscal years.  While the footnote references do explain the terms of two of the officers named, Item 402(c) does not appear to qualify the compliance obligation for any period depending upon who is or was a named executive officer.  Please advise us of the basis upon which Rubicon relied to the exclude the third fiscal year from the table, or revise.

Proposal 6:  Advisory Vote on Executive Compensation

5.  The registrant is required to disclose the current frequency of the shareholder advisory votes on executive compensation required by Rule 14a-21.  Please advise us where we can locate this disclosure, or revise.  See Item 24 of Schedule 14A.

Form of Proxy

6.  Please revise to mark the form of proxy as preliminary.  See Rule 14a-6(e)(1).

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:    Kai Haakon E. Liekefett, Esq.
       Shaun Mathew, Esq.